U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                 SEC FILE NUMBER
                                    33-92894
                      -----------------------------------


                                  CUSIP NUMBER
                            740366 10 9 (Check One):
                      -----------------------------------

                  [X]  Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                       [ ] Form 10-Q [ ] Form N-SAR For Period
                       Ended: March 31, 1996



                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:



                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I--Registration Information


         Full Name of Registrant:  Preferred/telecom, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                     12655 N. Central Expressway, Suite 800
                               Dallas, Texas 75243
                           (City, State and Zip Code)


                        Part II--Rules 12b-25 (b) and (c)


       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)The reasons described in reasonable  detail  in Part
       III of this form could not be eliminated without unreasonable effort or expense;




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[X](b)The subject annual report,  semi-annual report,  transition report on Form
10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative


State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR or portion thereof could not be filed within the prescribed period.

The registrant was unable to file its Annual Report on Form 10-KSB for the fiscal year ended March 31, 1996 ("Form 10-K") on June 30, 1996. The registrant has negotiated an amendment (the "Amendment") to the registrant's MCI Carrier Services Agreement (the "Agreement") with MCI Telecommunications Corporation ("MCI") and is in the process of finalizing the documentation of the Amendment. The Agreement is a material contract, and it is discussed in the narrative of the Form 10-K and in the Notes to registrant's Financial Statements contained in the Form 10-K. The effect on the registrant of the Amendment is material. In addition, registrant is in the process of conducting a private placement (the "Private Placement"), the success of which will bear in a material respect on registrant's liquidity and capital resources. Accordingly, the Amendment and the Private Placement materially affect the presentation of certain business and financial information in the Form 10-K, including the registrant's Financial Statements.




Part IV--Other Information


         (1) Name and telephone number of person to contact in regard to this notification

             Mary Merritt, Vice President-Finance                         (214)                    458-9950
                           (Name)                                      (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]  Yes    [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                See Attachment IV.


                                  [The Rest of this Page is Intentionally Blank]


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                                              Preferred/telecom, Inc.
                                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 1, 1996                              By:  /s/ Mary Merritt
                                                      ---------------------
                                                      Mary Merritt,
                                                      Vice President-Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.


                                                     ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                                                   Attachment IV


Preferred/telecom, Inc. (the Company) commenced business on May 13, 1994, and was in the development stage through August 1, 1995. During the period from its inception until March 31, 1995, the end of the prior fiscal year, the Company's activities consisted entirely of developing and implementing its business plan, including developing its product service offerings, formulating its marketing strategies and operations, negotiating agreements necessary to its proposed operations and hiring personnel. The Company had no revenues during the period from May 13, 1994 through March 31, 1995. The Company began its sales activities in April 1995. For fiscal year ended March 31, 1996, the Company had sales of $159,004 and cost of sales of $344,310 resulting in a gross loss of $185,306. The Company had other costs and expenses of $2,538,615 (consisting of $1,091,453 of sales and marketing expenses, $1,360,693 of general and administrative expenses, and $86,469 of interest expense) resulting in a net loss of $2,723,921. The net loss for the fiscal year ended March 31, 1995 was $432,507.

The Company is still in the early stages of its marketing efforts and accordingly expenses exceeded revenues. In part, this is due to the costs of the basic infrastructure that the Company has put in place and was required regardless of the level of sales. For the fiscal year ended March 31, 1996, sales and marketing expenses were 722.1% of sales, and general and administrative expenses were 697.2% of sales. Each of these ratios are less than the equivalent ratios for the nine months ended December 31, 1995 and can be expected to improve as sales increase. Future comparisons will be as an operational company for the entire period; whereas for approximately one-half of the fiscal year ended March 31, 1996, the Company was in the developmental stage.

Cost of sales amounted to $344,310 and were 216.5% of sales for the fiscal year ended March 31, 1996. Of that amount, $150,108 represented payments on contractual minimums, very little of which represented payment for services. As revenues increase, fees for services are expected to exceed the contractual minimum, which will reduce the ratio of cost of sales to sales.

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